UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-35075

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Western Copper and Gold Corporation

(Translation of registrant's name into English)

Suite 907 - 1030 West Georgia Street
Vancouver, B.C.  V6E 2Y3

Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statements on Form F-10 of Western Copper and Gold Corp. (File Nos. 333-283442).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated October 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN COPPER AND GOLD CORPORATION

Date: October 27, 2026
	By:	/s/ Michael Psihogios
	Name:	Michael Psihogios
	Title:	Chief Financial Officer